U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                              THE WENDY'S COMPANY
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):

[Change to Win Investment Group sent the following e-mail to investors on May 23, 2014.]

VOTE AGAINST THE REELECTION OF DAVID E. SCHWAB at the Wendy's Company (NasdaqGS: WEN) annual meeting next Wednesday, May 28.

Wendy's Chairman Nelson Peltz has pledged nearly his entire pEesonal equity stake in Wendy's, a holding equal to around 4% of the company's stock. Recent history shows that such pledging can pose profound risks to investors as these holdings may be subject to quick liquidation in response to a margin call.

Investors should recall how in 2008 the Chairman/CEO of Chesapeake Energy, having pledged virtually all of his Chesapeake shares as loan collateral (about 5% of outstanding shares), was forced to liquidate almost his entire stake in response to a margin call. Chesapeake stock sagged in response to this sudden dumping of nearly 5% of outstanding shares. This episode was a key element in the governance crisis that hung over the company until last year, when the board named a new CEO.

If Peltz were forced to sell this stake, not only would Wendy's shares suffer, but there would be serious questions about board leadership. It is inappropriate for almost the entire stake of such a significant shareholder, and key figure thus far at Wendy's, to be pledged and thus put at risk.

Many companies have policies that outright prohibit or at least limit pledging of stock by executives. We have already seen how the interests of Peltz and Trian can ride roughshod over other investors with the ill-timed, unwarranted share buyback that favored Trian investors. (We discuss this point more fully in our letter to investors, available on our website [link is to http://ctwinvestmentgroup.com/wp-content/uploads/2014/05/WEN-letter-
FINAL-2.pdf]. Please see our slide deck here link is to http:// ctwinvestmentgroup.com/wp-content/uploads/2014/05/WEN-Investor-
Presentation.pdf]). Investors are rightly concerned about the risks posed by Peltz's pledging of Wendy's shares as collateral for his other business ventures.